VBI VACCINES

CORPORATE PRESENTATION

NASDAQ: VBIV
TSX: VBV

MAY 2016

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this presentation contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation (collectively, "forward-looking statements") that may not be based on historical fact, but instead relate to future events, including, without limitation, statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "goals" and similar expressions. All statements other than statements of historical fact included in this presentation are forward-looking statements.

Such forward-looking statements are based on a number of assumptions, including, without limitation, assumptions regarding the successful development and/or commercialization of the company's products, such as the receipt of necessary regulatory approvals; general economic conditions; that the company's business is able to operate as anticipated without interruptions; competitive conditions; and changes in applicable laws, rules and regulations.

Although management believes that the assumptions made and expectations represented by such statements are reasonable, there can be no assurance that a forward-looking statement contained herein will prove to be accurate. Actual results and developments may differ materially from those expressed or implied by the forward-looking statements contained herein, and, even if such actual results and developments are realized or substantially realized, there can be no assurance that they will have the expected consequences or effects. Factors which could cause actual results to differ materially from current expectations include, without limitation: the failure to successfully develop or commercialize the company's products; adverse changes in general economic conditions or applicable laws, rules and regulations; and other factors detailed from time to time in the company's reports filed with the U.S Securities and Exchange Commission and the Canadian Securities Commissions.

Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement and are made only as of the date of this presentation. All forward-looking statements and information made herein are based on the company's current expectations, and the company undertakes no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

Leading Immunology Innovation in Significant Markets with High Unmet Need

TECHNOLOGY PLATFORMS

- **Enveloped Virus-Like Particle ("eVLP")** platform closely mimics viruses and induces potent and durable immune responses
- **Lipid Particle Vaccine ("LPV™")** platform enables thermostable delivery, and increased access, safety, and efficacy

PIPELINE

- **Hepatitis B Vaccine:** 3rd generation vaccine targeting non-responders to SoC
- **Congenital CMV Vaccine:** Target young women to prevent birth defects
- **GBM Therapeutic:** Therapeutic vaccine for most common brain tumor type
- **RSV Vaccine:** Target infants to prevent respiratory disease

LPV™ COLLABORATIONS

- Broad research collaborations to confer thermostability and enhance stability of key vaccine programs with:
  - Sanofi Pasteur
  - GSK

MANAGEMENT

- **World-class leadership**: Dr. Steve Gillis, Steve Rubin, Jeff Baxter, Dr. Michel De Wilde, and Dr. David Anderson
- **Scientific Advisory Board**: Dr. Florian Schödel and Dr. Stanley Plotkin

Recent Key Achievements

April 2015 – May 2016

May 2016	✓ Closed SciVac Therapeutics Transaction
February 2016	✓ Entered into LPV™ GSK collaboration
October 2015	✓ Announcement of GBM candidate
August 2015	✓ Announcement of RSV program and NRC-IRAP grant of $350,000 CAD
August 2015	✓ Closed $6.29MM PIPE
April 2015	✓ Entered into LPV™ Sanofi Pasteur collaboration

VBI Vaccines Pipeline

Multiple Opportunities in Infectious Disease and Oncology


Research
Lead
Preclinical
Phase I
Phase II
Phase III
eVLP Platform
Infectious Disease
HBV (Sci-B-Vac)
(Licensed in 15 countries)
CMV (VBI-1501A)
Expected Ph I
Start H1 2016
RSV
Immuno-Oncology
GBM
Undisclosed
Thermostable LPV™ Platform
Undisclosed
SANOFI
Undisclosed
gsk

Near-Term Goals for Value Creation

1. Determination of Sci-B-Vac™ global development plan
2. Advancement of congenital CMV vaccine candidate, VBI-1501A, into Phase 1 clinical trials
3. Expansion of eVLP platform into Immuno-Oncology indications
4. Development of additional eVLP Infectious Disease programs to be announced
5. Initiation of additional LPV™ platform collaborations

Sci-B-Vac™ Overview

ONLY COMMERCIAL HBV VACCINE TO MIMIC ALL 3 VIRAL SURFACE ANTIGENS – ALREADY SAFELY USED IN 300,000+ PATIENTS

- Sci-B-Vac™ achieves rapid onset of protection, with high levels of anti-HBV antibodies (HBsAb), at a lower dosage than competing vaccines





	2ND GENERATION VACCINES	SCI-B-VAC™
Viral antigens mimicked:		
S Protein	✔	✔
Pre-S1		✔
Pre-S2		✔
Adjuvant:	Next-generation Adj. (e.g. TLRs)	Alum
Derivation:	rDNA yeast	Mammalian cell

- Sci-B-Vac™ is currently approved in Israel as the neonate standard of care, and is licensed in an additional 14 other countries as a prophylactic vaccine in pediatrics and adults

Excerpt of Existing Sci-B-Vac™ Data

- Over 20 clinical studies have been completed in >4,500 patients
- Several Phase II and Phase III studies have been conducted – results of which include:

Size	Population	Sci-B-Vac™ SPR	1st Generation HBV Vaccine SPR
N=105	Young adults	98% - month 6, post 2nd injection; 100% - post 3rd injection	NA
N=29	ESRD	86% - post 3rd vaccination *(previous non-responders to double-dose of 1st generation vaccine)*	56% - post repeated 2x-dose immunizations *(comparison, retrospective evaluation in same study center over 3 years)*
N=716	Previous low/ non-responders (mean age 50 yrs)	82% - post 2nd vaccination	49% - post 2nd vaccination

- The refugee migrant crisis in Europe has exacerbated the need for an improved Hepatitis B vaccine

Sources: Shouval D, "Enhanced Immune Response to Hepatitis B Vaccination Through Immunization with a Pre-S1/Pre-S2/S Vaccine" 2015

Near-Term Goals for Value Creation

1. Determination of Sci-B-Vac™ global development plan
2. Advancement of congenital CMV vaccine candidate, VBI-1501A, into Phase 1 clinical trials
3. Expansion of eVLP platform into Immuno-Oncology indications
4. Development of additional eVLP Infectious Disease programs to be announced
5. Initiation of additional LPV™ platform collaborations

eVLPs are a 3rd-Generation Class of Synthetic Vaccines

- eVLPs are the same size and structure as enveloped viruses; present antigens in their natural state for an improved immune response
- The foundation of the eVLP Platform is a stable, protein-based core on which additional vaccine antigens of interest can be added


eVLP
Antigenic Protein
Natural Lipid Bilayer
No Infectious Genetic Machinery
Gag Protein



Electron Microscopy image of VBI's CMV eVLPs captured at Scripps Institute.

eVLP Presentation Improves CMV Vaccine Potency

Presentation of gB antigen in an eVLP improves relevant functional CMV neutralizing responses relative to recombinant gB protein.

PRECLINICAL RESULTS

- Neutralizing antibodies (nAb) are the desired functional immune response for prophylaxis
- gB in eVLP generates higher levels of CMV nAbs than recombinant (gB)
- eVLPs potency is not dependent on powerful adjuvants; FDA approved alum is sufficient

Neutralizing antibody titers for mice immunized with comparable doses of Recombinant gB of optimized gB eVLPs (VBI-1501)



50% Epithelial cell nAb Titer (1/x)
10,000
1,000
100
10
1
VBI-1501
Recombinant gB
gB-G eVLPs
(VBI-1501)

Source: VBI Studies: 15BC04, 15BC19, 15BC39

Congenital CMV is a Leading Public Health Priority

- Each year, approximately **5,000 U.S. infants** will develop permanent problems due to CMV, some of them severe, including deafness, blindness, and developmental delays
- In the U.S., the direct economic costs of CMV infection **exceeds $2.0B annually**

U.S. CHILDREN BORN WITH OR DEVELOPING LONG-TERM MEDICAL CONDITIONS



Congenital CMV Disease
Fetal Alcohol Syndrome
Down Syndrome
Spina Bifida / Anencephaly
Pediatric HIV / AIDS
Invasive Hib
0
1,000
2,000
3,000
4,000
5,000
6,000
Incidence per year
CMV affects more live births than Down Syndrome or Fetal Alcohol Syndrome

Sources: Cannon, M.J., and K.F. Davis, 2005. Washing our hands of the congenital cytomegalovirus disease epidemic. BMC Public Health 5:70; CDC website; Stratton KR et al, Committee to Study Priorities for Vaccine Development, Inst. Of Med., Washington DC

VBI-1501A Stimulates CMV Neutralizing Antibodies Comparable to Natural Levels of Immunity

NEUTRALIZING ANTIBODY TITERS OF RABBITS 28 DAYS AFTER A SECOND VACCINATION WITH VBI-1501A, COMPARED TO CMV+ DONORS IN TWO CLINICALLY RELEVANT, CMV-SUSCEPTIBLE CELL LINES



Endpoint nAb Titer (1/x)
10,000
1,000
100
10
1
Natural levels of CMV immunity provide 90% protection
VBI-1501A
VBI-1501A
HFF: CMV+ sera
HFF: VBI-1501A sera
ARPE: CMV+ sera
ARPE: VBI-1501A sera
Fibroblast Cells
Epithelial Cells

Source: VBI Studies: 15RA44

VBI-1501A CMV Candidate: Phase I Trial Design

Benchmarking against natural immunity may allow for human proof of concept in a sufficiently powered Phase I clinical trial.

ANTICIPATED TRIAL DESIGN

- **Estimated Start:** H1 2016
- **Target Population:** ~125 CMV-Negative Healthy Adults (18-40 yrs)
- **Design:** Staggered Enrollment with Vaccinations at 0, 2, and 6 Months
- **Expected Duration:** 20 Months
- **Primary Endpoint:** Safety and Tolerability
- **Secondary Endpoint:** Anti-CMV nAb Effective in Fibroblasts / Epithelial Cells
    - nAb are neutralizing antibodies that indicate acquired CMV immunity
    - Interim potency data expected after second immunization H1 2017

Near-Term Goals for Value Creation

1. Determination of Sci-B-Vac™ global development plan
2. Advancement of congenital CMV vaccine candidate, VBI-1501A, into Phase 1 clinical trials
3. Expansion of eVLP platform into Immuno-Oncology indications
4. Development of additional eVLP Infectious Disease programs to be announced
5. Initiation of additional LPV™ platform collaborations

Therapeutic GBM Candidate Builds on Prophylactic CMV Candidate (VBI-1501A) by Adding an Internal pp65 Protein to Elicit a Th1 Response


gB Envelope
'NeoAntigen'
pp65
'NeoAntigen'

Attributes		Monovalent gB for Prophylaxis	Bivalent – pp65 for Therapeutic Immuno-Oncology
Present antigen in natural conformation		+++	+++
Broadly Reactive Neutralizing Antibodies		+++	+++
Polyvalent Immune Response			++
Potent Th1 Cellular Immunity for Therapeutic Applications	CD4+	++	+++
	CD8+		++

Poor Immunogenicity of Traditional Tumor-Associated Antigens (TAAs) has Limited Past Therapeutic Cancer Vaccines



IMMUNOGENICITY
"Self" TAAs
Neoantigens
"Foreign" Viral TAAs
LOW
HIGH

VIRAL CMV ANTIGENS ARE OVER-EXPRESSED (>90%) IN MULTIPLE SOLID TUMORS, INCLUDING:

- Glioblastoma (GBM)[1]
- Medulloblastoma[2,3]
- Meningioma[3]
- Breast cancer[4,5]

Sources: [1]Cobbs CS(2013) Curr Opin Oncol 25, 682; [2]Baryawno N(2011) J Clin Invest 121, 4043-4055; [3]Libard S(2014) PLoS ONE 9, e108861; [4]Taher C(2013) J Clin Virol 54, 240; [5]Harkins LE (2010) Herpesviridae 1, 8

CMV as a "Foreign" Viral TAA

CLINICAL EVIDENCE SUGGESTS CMV VACCINATION CAN BE SUCCESSFUL (DUKE DATA)[1]

- Dendritic cell priming combined with CMV vaccination significantly extended overall survival of GBM patients relative to SoC
- Three patients in investigational cohort (n=6) did not progress and were alive at the time of survival analysis (>36.6 months) vs. control cohort with median PFS of 10.8 months and median OS of 18.5 months

GBM UNMET MEDICAL NEED

- Over 20,000 patients diagnosed each year
- Only 40% survive longer than 6 months[2]
- GBI Research predicts a market size of $600+ million by 2020

Sources: [4]Mitchell DA(2015) Nature 519, 366-369; [2]Ohgaki (2004) Cancer Research, 64:6892

Bivalent gB/pp65 eVLPs Stimulate Both CD4+ and CD8+ Human T cell Responses *Ex Vivo*


Frequency of Response (%)
2.5
2.0
1.5
1.0
0.5
0.0
CD4+IFN-γ+ T Cells
CD8+IFN-γ+ T Cells

Bivalent gB/pp65 eVLPs were used to stimulate freshly isolated PBMCs from 8 healthy subjects. Responses reflect substraction of background responses to stimulation with empty eVLPs.

VBI GBM Vaccine Elicits Strong Th1 Immunity & Mobilizes Dendritic Cells when Adjuvanted with GM-CSF

EVLP STIMULATION ELICITS DESIRED IMMUNO-PHENOTYPE – CORRELATES WITH CLINICAL BIOMARKER CCL3 IDENTIFIED IN DUKE STUDY

(MITCHELL DA(2015) NATURE 519, 366-369)



Cytokine Secretion (pg/ml)
10^5
10^4
10^3
10^2
10^1
IFN-γ
CCL3
IL-17A
IL-5
gB/pp65 eVLPs
eVLPs+GM-CSF
eVLP-induced Cytokines

Bivalent gB/pp65 eVLPs were used to stimulate **freshly isolated PBMCs** from 3 healthy subjects. Cytokine secretion after stimulation with empty eVLPs has been subtracted from all values.

Early Data from Columbia Collaboration

GBM Patient PBMCs Respond to Bivalent eVLP & GMCSF Stimulation



gB/pp65 eVLPs
eVLPs+GM-CSF
CCL3 Secretion (pg/ml)
10^5
10^4
10^3
10^2
10^1
10^0
Healthy PBMCs
GBM PBMCs

Bivalent gB/pp65 eVLPs were used to stimulate **frozen/ thawed PBMCs** from 4 healthy subjects and 4 primary GBM patients. CCL3 secretion after stimulation with empty eVLPs has been subtracted from all values.

Source: VBI Studies: 19CH04

VBI GBM Candidate Expected Timeline

COMPLETED MILESTONES

- ✓ **Q1 2016:** Pre-clinical IND-enabling data
- ✓ **Q1 2016:** Clinical Advisory Meeting

REMAINING MILESTONES TO PH I START

- ❑ **H1 2016**: Pre-IND meeting with FDA
- ❑ **H2 2016:** GMP clinical trial materials manufacturing
- ❑ **H2 2016:** IND Submission
- ❑ **H2 2016**: Investigator meeting
- ❑ **H1 2017:** Begin enrollment in Ph I clinical trial

Near-Term Goals for Value Creation

1. Determination of Sci-B-Vac™ global development plan
2. Advancement of congenital CMV vaccine candidate, VBI-1501A, into Phase 1 clinical trials
3. Expansion of eVLP platform into Immuno-Oncology indications
4. Development of additional eVLP Infectious Disease programs to be announced
5. Initiation of additional LPV™ platform collaborations

LPV™ Platform Overview

Enables thermostable vaccine delivery, which is expected to increase vaccine access and preserve safety and efficacy

IMPROVES ACCESS

Enables safe storage and transfer outside of the refrigerator / freezer "cold chain"



PRESERVES POTENCY

Improved stability enables delivery of an effective dose, every time



UNLOCKS VALUE

90% of all vaccines require "cold chain" shipment at 4°C



LPV™ Platform Proof of Concept

Proprietary formulation of lipids preserves stability and potency for multiple classes of vaccines and biologics.

PROOF OF CONCEPT

- Protein subunit vaccine (Influenza)
  - 12 Months at 40° C
- Live Biologic Vaccine (MMR)
  - 8 Weeks at 37° C
- Monoclonal Antibody Therapeutics
  - 8 Weeks at 40° C
- Complex Protein Vaccine (Rabies)
  - 18 Months at 40° C





VBI's Ottawa, Canada-based research facility.

LPV™ Development Plan

The LPV™ Platform has the potential to confer thermostability to vaccines and biologics under development.

COMMERCIALIZATION

- Entered into a broad research collaborations with Sanofi Pasteur and GSK to apply LPV™ technology to further the development of key vaccine candidates

SANOFI
gsk

- VBI's formulation team has expertise working with multiple classes of vaccines and biologics
- Demonstrated clinical scale manufacture at a GMP compliant contract facility
- Technology is available for partnership and licensing, with several prospects in discussion





VBI's Ottawa, Canada-based research facility.

Expected Upcoming Milestones

KEY NEAR-TERM ANTICIPATED VALUE DRIVERS

- **H1 2016:** Pre-IND meeting with FDA regarding therapeutic GBM vaccine candidate
- **H1 2016:** Start Phase I clinical studies for CMV vaccine candidate
- **H2 2016:** Determine Sci-B-Vac™ regulatory and clinical development path
- **H1 2017:** Interim data on safety, tolerability, and immunologic proof of concept from Phase I CMV clinical trial
- **TBD:** Engagement of additional LPV™ platform collaborations
- **TBD:** Acquire or in-license new products or technologies identified and vetted by VBI leadership

Peer Comparison

SAMPLE OF NASDAQ/NYSE VACCINE & IO COMPANIES

Company	Ticker	Date Public	Lead Programs	Dev't Stage	Share Price ($U.S.)	Market Cap ($U.S.)
Genocea	GNCA	2014	Therapeutic HSV-2 Pneumococcus	Ph II	$3.62	$102.4M
Advaxis	ADXS	2005	HPV, PSA, HER2	Ph III Ph I/II Ph I	$7.01	$239.1M
Immune Design	IMDZ	July 2014	Oncology Solid Tumors	Ph I/II	$12.27	$247.3M
Agenus	AGEN	1990's	Malaria/Shingles HSP GBM	Ph III Ph II	$3.55	$307.2M
CellDex	CLDX	2004	GBM, TNBC, Melanoma, Solid tumors, Lymphomas	Ph III Ph II Ph II Ph II Ph I	$16.65	$380.1M
Dynavax	DVAX	2004	HepB	Ph III	$15.50	$596.7M
Inovio	INO	1998	Cervical Dysplasia Seasonal Flu, HIV	Ph II Ph I	$9.93	$725.9M
Novavax	NVAX	1996	RSV, Seasonal Flu	Ph III Ph II	$8.26	$1.3B

Source: Share Price Data as of close on May 16 2016 via Yahoo! Finance

Experienced Leadership

Vaccine development, commercialization, and financing expertise.



DR. STEVEN GILLIS, CHAIRMAN OF THE BOARD

- Immunologist and investor with track record of blockbuster drugs and visionary corporate development success.
- Founder of Immunex, the developer of Enbrel, a $7B/year landmark innovation.
- Managing director at Arch Venture Partners, a biotech VC with $1.9B under management.



JEFF BAXTER, PRESIDENT & CEO

- A history of focused value creation, company building, and strategic management.
- Former Senior Vice President, R&D Finance and Operations at GlaxoSmithKline ("GSK") during a period of tremendous corporate growth and shareholder returns.
- Managing Partner at The Column Group, a VC fund, responsible for start-ups and successful exits.



DR. DAVID E. ANDERSON, PH.D., CHIEF SCIENTIFIC OFFICER

- Well-published immunologist with broad expertise in the areas of vaccine development, autoimmunity, and tumor immunology
- Inventor of much of VBI's intellectual property
- Dr. Anderson joined VBI full time in 2009 from Harvard Medical School

VBI Vaccines Board of Directors



Dr. Steve Gillis is a Ph.D. immunologist by training with expertise in molecular and tumor immunology. Previously, he served as the Founder and CEO of Corixa, which was acquired in 2005 by GSK for $300M. Prior to Corixa, Dr. Gillis was Founder and Director of Immunex, acquired in 2002 by Amgen for $16B. Dr. Gillis is a managing Director of ARCH Venture Partners.



Dr. Michel De Wilde, Ph.D. was Senior VP, R&D, at Sanofi Pasteur, the human vaccines division of Sanofi from 2001 until June 2013. In this position, he was responsible for managing ~1,500 employees and a broad portfolio of development projects.



Scott Requadt, JD is a Managing Director at Clarus Ventures. Scott has over 15 years of operating and investment experience in the pharmaceutical industry. Prior to joining Clarus in 2005, Scott was Director, Business Development at TransForm Pharmaceuticals.



Sam Chawla is a Portfolio Manager of Perceptive Advisors LLC, an investment fund focused on the healthcare sector. Prior to joining Perceptive Advisors in 2013, Mr. Chawla was a Managing Director at UBS Investment Bank in the Global Healthcare Group.



Jeff Baxter has been President and CEO of VBI Vaccines since 2009. Prior to VBI, he was managing partner of The Column Group. Until July 2006, Mr. Baxter was SVP, R&D Finance and Operations, of GlaxoSmithKline (GSK). His 19 year pharma career has spanned finance, commercial operations, manufacturing, and R&D operations.



Steven Rubin is a Director on the Board of OPKO Health, Inc. and has served as OPKO's EVP, Administration since May 2007. He has over 24 years of experience advising pharmaceutical companies regarding business, regulatory, transactional, and legal affairs. Mr. Rubin also brings experience as a practicing lawyer and general counsel.



Adam Logal has served as OPKO's Sr. Vice President and CFO since April 2014 and as OPKO's Vice President of Finance, Chief Accounting Officer and Treasurer since March 2007. From 2002 to 2007, Mr. Logal served in senior management of Nabi Biopharmaceuticals.

VBI Vaccines Global Footprint



QUEBEC
Ottawa
Montreal
Toronto
NEW YORK
NB
PE
NOVA SCOTIA
PENN
Philadelphia
North Atlantic Ocean
Ireland
London
Netherlands
Berlin
Germany
Poland
Belarus
Belgium
Paris
Prague
Czech Rep
Vienna
Austria
Slovakia
Ukraine
France
Hungary
Moldova
Romania
Croatia
Serbia
Italy
Rome
Bulgaria
Black Sea
Portugal
Madrid
Spain
Barcelona
Tyrrhenian Sea
Greece
Istanbul
Turkey
Tunisia
Mediterranean Sea
Syria
Morocco
Israel
Jordan
Algeria

HEADQUARTERS – CAMBRIDGE, MA

- CEO, CSO, CTO, CFO + 4 FTEs
- Central location in biotechnology hub

RESEARCH OPERATIONS – OTTAWA, CANADA

- ~20 FTEs
- World-class R&D team and facility

MANUFACTURING FACILITY – REHOVOT, ISRAEL

- ~50 FTEs
- GMP manufacturing facility for the production of Sci-B-Vac™ and for contract services

VBI Vaccines Inc.
222 Third Street, Suite 2241
Cambridge, MA 02142
(617) 830-3031
info@vbivaccines.com